Mail Stop 3561

February 2, 2007

Dean Garfinkel
President and Principal Executive Officer
Compliance Systems Corporation
90 Pratt Oval
Glen Cove, New York 11542

      Re: **Compliance Systems Corporation**
              Amendment No. 3 to Registration Statement on Form SB-2
              Filed January 11, 2007
              File No. 333-134092

Dear Mr. Garfinkel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please be aware that the page numbers to which we refer in this letter correspond to the marked copy sent to us by counsel.

Management's Discussion and Analysis of Financial Condition and Results…, page 25

1. We note your additional disclosure on page 7 in your Risk Factors section and on pages 27 and 28 in your Material Trends And Uncertainties subsection. On the top of page 28, as well as in the added risk factor on page 7, you state that your November 2006 staff reduction and sales reduction that occurred earlier in 2006 "is suggestive of a negative trend." Please discuss this negative trend by further describing its causes and providing management's view as to how this unfavorable trend may or will impact your prospects for the future.

Executive Compensation, page 46

2. Please update and revise your disclosure to comply with the new executive compensation disclosure rules which went effective on November 7, 2006 for

years ending on or after December 15, 2006. See SEC Release No. 33-8732A
(August 29, 2006).

Receivables Billed for Others, page F-7

3. Please tell us why you believe it is appropriate to record receivables billed for
    others. Refer to your basis in accounting literature.

Exhibits Required by Item 601 of Regulation S-B, page II-3

4. Please file your legality opinion as required by Item 601(b)(5) of Regulation S-B.

<p align="center">*   *   *   *   *   *</p>

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371, or Kyle
Moffat, Accounting Branch Chief, at (202) 551-3836, if you have questions regarding
comments on the financial statements and related matters. Please contact John Fieldsend,
Staff Attorney, at (202) 551-3343, Kurt Murao, Staff Attorney, at (202) 551-3338, or me
at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Clayton E. Parker, Esq.
        Kirkpatrick & Lockhart Nicholson Graham LLP
        Via Facsimile